Mail Stop 3561

March 16, 2007

Kwong Kai Shun
Chief Executive Officer
Asia Time Corporation
Room 1601-1604, 16/F., CRE Centre
889 Cheung Sha Wan Road
Kowloon, Hong Kong

> **Re:** **Asia Time Corporation**
> **Registration Statement on Form S-1**
> **Filed February 14, 2007**
> **File No. 333-140692**

Dear Mr. Kwong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your registration statement includes two distinct transactions - a firm commitment underwriting and a resale - that are priced at differing amounts. Accordingly, please file separate registration statements for each offering, along with an analysis as to why you believe it is appropriate to price them differently, or tell us why you believe it is appropriate to file one registration statement registering one type of security that is being offered at different prices.

2. It does not appear you have included a section concerning determination of offering price as required by Item 505 of Regulation S-K as it relates to the prospectus covering the resale of shares. Please advise or revise. Also, please clarify as to whether you are offering the shares that are the subject of the resale registration statement for $1.29 per share, as you indicate on the alternate cover page, or at $3.50 per share, as you indicate in the fee table.

3. Please include the pro forma financial information required by Article 11 of Regulation S-X showing how the share exchange transaction and private placement disclosed on page 2 might have affected your historical combined financial statements. The pro forma information should be preceded by an introductory paragraph which briefly sets forth a description of the transactions and the periods for which pro forma information is presented and consist of a pro forma condensed balance sheet, pro forma condensed statement(s) of income and explanatory notes which clearly explain the pro forma adjustments and assumptions involved. In addition, the forma information should present historical basic and fully diluted per share data and pro forma basic and fully diluted per share data together with the number of shares used to compute such per share data. The explanatory notes to the pro forma financial information should make the computations of pro forma earnings per share data transparent to investors.

Prospectus Summary, page 1

4. Please revise the first sentence as the Prospectus Summary should describe the significant aspects of the offering.

5. You indicate towards the bottom of the first page that "[t]he underwriters expect to deliver the shares of common stock to purchasers on or about _____, 2007." Please advise us as to why this date is relevant in the context of a firm commitment underwritten offering. Will the shares be delivered at a date so far removed from the close of the offering that this information is necessary? If so, why will there be a delay?

The Offering, page 4

6. After "Common stock outstanding after the offering," please add a separate paragraph that indicates Kwong Kai Shun, your CEO and CFO, beneficially owns 84.0% of your outstanding shares and will exercise significant control over your direction.

7. Please add a separate paragraph that briefly explains how the absence of a public market for the common shares impacts share liquidity.

Risk Factors, page 7

8. It would appear that the heading and subsequent discussion of the first two risk factors should be switched such that the first heading, "We are dependent on a limited number of suppliers," appears to be discussed in the narrative that appears under the second heading, "Our industry is highly cyclical." Please revise or advise.

9. Many of your risk factor captions state that a particular risk will have a material adverse effect on your business instead of clearly and succinctly describing the risk. For example, the risk factor entitled "Our industry is subject to supply shortages…" on page 9, neither explains the reason for the shortages nor why the supply shortages would have a material adverse effect. Please generally review your risk factor captions to ensure they accurately describe the risk.

10. Some of your risk factor captions also merely state facts and do not describe the relevant risk at all. See, for example, "The prices for our products are subject to volatility," "Our quarterly results may fluctuate significantly", etc. Please generally review your risk factor captions to ensure they accurately describe the risk.

11. Please eliminate mitigating language from your risk factors. See, for example, the first clause in the third sentence of the third risk factor, "Declines in the value of our inventory…," and the risk factor on page 10, "Our products may be found to be defective…" See, also, the discussion of the reversal of trend for distribution on page 9, the mitigating language of which would appear to cause the risk you discuss to be speculative.

12. Please eliminate risk factors that are generic in nature and could apply to many industries, such as competition, dependence on key personnel, dependence on foreign manufacturers, etc. Alternatively, please revise these risk factors to explain how they relate to your business in particular. For example, you state that a significant portion of watch movements sold by you are manufactured by foreign companies; please specify the foreign jurisdictions to which you are making reference and the applicable trade regulations that cause this risk factor to be relevant to you.

13. In the risk factor entitled "Recent PRC regulations relating to acquisitions of PRC companies…" on page 12, you appear to be describing the current state of the law, as opposed to discussing how this risk relates to you. In particular, there is no discussion regarding the impact upon your ability to pay dividends, which you refer to in the header. Reconcile this discussion with the risk factor entitled "We do not foresee paying cash dividends in the foreseeable future." Please revise.

Dividend Policy, page 19

14. Revise to discuss whether you also paid any cash dividends during the year ended December 31, 2006.

Capitalization, page 20/Dilution, page 21

15. Please provide this information in your next amendment.

Selected Consolidated Financial Data, page 23

16. Please disclose earnings per share and dividends declared per common share for the periods presented as required by Item 301 of Regulation S-K. Please similarly revise summary financial data on page 6. In doing so, refer to the comment below regarding presentation of earnings per share data in your financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

17. Please expand your discussion and analysis to include economic and industry-wide factors relevant to your operations, provide more insight into material opportunities, challenges and risks on which management is most focused for both the short and long term, provide greater insight into the quality and variability of information regarding financial condition and operating performance, discuss and analyze known trends, demands, commitments, events and uncertainties that cause reported financial information not to be necessarily indicative of future operating performance or future financial condition and to provide insight to readers to see the business through the eyes of management. Refer to SEC Release No. 33-8350.

Overview, page 24

18. We note from your disclosure on page 39 that your chairman and chief executive officer entered into an agreement with investors in the private placement providing for the transfer of common shares held by him to the investors if certain earnings targets are not achieved. Please disclose the potential effect of this agreement on your financial condition and results of operations. Please also tell us how you intend to account for distributions made under the terms of the agreement.

Results of Operations, page 27

19. For each of the periods presented, please quantify to the extent practicable the increases in net sales attributable to increases in prices or increases in sales volume or to the introduction new products or services. Please also provide a more informative discussion of cost of sales and gross profit quantifying to the extent practicable the effect of changes in net sales, costs and expenses and sales mix. In addition, please include a discussion and analysis of revenues, cost of goods sold and gross profit of reportable segments where material to an understanding of consolidated financial information and trends. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

20. Please revise your discussion of income taxes for each period presented to provide a comparative analysis and describe the underlying reasons for significant changes in effective income tax rates between periods.

21. Please provide an analysis and discussion of other income for each period presented. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 29

22. Please revise your discussion of changes in cash provided or used by operating activities to explain in a reasonable amount of detail the underlying reasons for significant changes attributable to working capital items, including trade and other receivables, inventory,

trade and other payables and income taxes payable. Additionally, please provide explanations for the changes in your inventory turnover ratio and average days of accounts receivable outstanding.

Description of Business, page 32

Our Company, page 32

23. Please elaborate upon your description of business to discuss exactly where your distribution process fits in with the overall process of constructing a watch. For example, if your customers are wholesalers and manufacturers, do the components you distribute facilitate your customer's ability to complete construction of a watch? Is the point at which you distribute the component the initial phase of construction or some other point? Briefly explain how watches are constructed so that it is clear where your business fits in that context.

Strategy, page 33

24. Describe in further detail how and when you expect to achieve the various elements of your growth strategy you set forth. Indicate the amounts and sources of funding for each of the objectives you set forth and revise your discussion of liquidity to and capital resources to address these plans. For example, discuss how you will offer more brands of quartz movement to customers. Explain how you will manufacture your own brands of quartz movements and high end mechanical movements in-house. Discuss how you will develop closer ties with product brands owners and its distributors. Explain how you will expand the distribution of complete watches to exceed 12% of your net revenues.

Value-Added Services, page 33

25. Discuss more specifically the value-added services you provide. Provide support for the qualitative statements you make, such as you offer "comprehensive, state-of-the-art solutions," etc.

Executive Officers, Directors and Key Employees, page 37

26. Elaborate upon the prior business experience you disclose here to explain the type of business in which your officers and directors were previously employed. For example, in what line of business are Wah Kwong Hon Trading Ltd. and BonusAmerica Worldwide Corp. engaged?

Executive Compensation, page 38

27. Please update the disclosure that appears here and elsewhere to reflect the implementation of the new disclosure requirements relating to executive compensation and related person disclosure, and provide disclosure for the fiscal year ended December 31, 2006. Refer to Securities Act Release 8732A located on our website at www.sec.gov.

Certain Relationships and Related Transactions, page 39

28. Please state whether the terms of your related transactions are comparable to terms of transactions with unaffiliated third parties.

29. Please elaborate upon your discussion about WestPark Capital, Inc. to discuss, as you have under "Underwriting," that they will receive a warrant to purchase common stock. Discuss any other compensation or consideration that WestPark Capital may receive for providing underwriting services or any other services.

30. In an appropriate place in this prospectus, please revise to elaborate upon the agreement Mr. Kwong has entered into with the investors of the Private Placement with respect to the escrow of shares and put right. For example, explain the manner in which the number of shares to be distributed to shareholders will be determined? Do you plan to register or seek exemption from registration for this distribution? Tell us whether Mr. Kwong plans to comply with the tender offer rules if he plans to offer to buy back the Series A Convertible Preferred Stock in the future. Please file the agreement memorializing these terms as an exhibit to the registration statement, as well as the lock-up agreement.

Security Ownership of Certain Beneficial Owners and Management Following the Share Exchange, page 40

31. We note that Mr. Kwong has filed a Schedule 13D reflecting his ownership of shares in your company, however, it does not appear that any of your other holders of 5% or more of your outstanding shares have complied with their Section 13 filing obligations. While we understand that you are not responsible for ensuring their compliance, please inquire as to why they have not yet complied.

Description of Securities, page 42

32. In your discussion under "Preferred Stock," please revise to discuss the dividend rights and terms, voting rights, redemption rights, etc. that have been designated to the Series A Convertible Preferred Stock that are currently outstanding. You mention the conversion and liquidation rights but it does not appear that you have elaborated upon any of the other rights of such series.

Shares Eligible for Future Sale, page 46

33. You refer to the total number of shares outstanding "assuming no exercise of the underwriters' over-allotment and no exercise of outstanding warrants" Considering on page 40 you indicate that there were no options and warrants to purchase shares of common stock outstanding immediately after the closing of the Share Exchange and Private Offering, please revise to clarify what securities are outstanding as of a more current date. Also, it is not clear what you mean when you refer to "Private Offering" considering elsewhere in the registration statement you refer to "Private Placement."

Underwriting, page 48

34. Please disclose that the underwriter, WestPark Capital, acted as the placement agent for your private placement.

35. You refer to WestPark Capital's ability to terminate the underwriting arrangement, depends upon the state of the financial markets and your financial condition. If there are circumstances in which the arrangement may be terminated, please revise to elaborate upon what they are with greater specificity.

Financial Statements, page F-1

36. Please update the audited financial statements and related financial information included in the filing as required by Rule 3-12 of Regulation S-X. In doing so, consider presenting your financial statements for each of the years required by Regulation S-X in a comparative format.

37. Please note that the following comments address certain disclosure matters in regard to your financial statements for the year ended December 31, 2005. We have not issued separate comments in regard to the other financial statements included in the filing since you are required to update your audited financial statements to comply with Rule 3-12 of Regulation S-X. Please address our comments to the extent applicable in your financial statements for other periods presented in the filing.

38. Please revise to present comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. In this regard, it does not appear that net income is equal to comprehensive income for the periods presented due to foreign currency translation adjustments. Please refer to paragraph 22 and Appendix B of SFAS 130.

Report of Independent Registered Public Accounting Firm, page F-22

39. Please revise to include the date of the report. Refer to Rule 2-02(a)(1) of Regulation S-X.

Consolidated Balance Sheets, page F-23

40. Please revise to state separately related party amounts included in trade and other receivables and trade and other payables. Refer to Rule 4-08(k) of Regulation S-X and paragraph 5 of Chapter 1 of ARB 43. Please also revise to classify deposits and prepayments included in trade and other receivables as prepaid expenses and/or other current assets. Refer to Rule 5-02 of Regulation S-X.

41. Please revise to state the par value and number of shares authorized, issued and outstanding for the years presented. Refer to Rule 5-02(30) of Regulation S-X. In doing so, please give retroactive effect to the change in capital structure resulting from the reorganization completed in fiscal 2005. Refer to SAB Topic 4:C.

Consolidated Statements of Income, page F-25

42. Please revise to include earnings per share data. Refer to Rule 5-03(b)(20) of Regulation S-X and paragraphs 36-38 of SFAS 128. Please ensure that the change in capital structure resulting from the reorganization completed in fiscal 2005 is reflected in your earnings per share computations in a manner similar to a stock split or stock dividend for which retroactive treatment is required by paragraph 54 of SFAS 128. Also refer to SAB Topic 4:D.

Consolidated Statement of Stockholders' Equity, page F-26

43. Please include a column setting forth the changes in the number of shares of common stock outstanding during the years presented. Refer to paragraph 10 of APB 12 and Rule 3-04 of Regulation S-X. In doing so, please give retroactive effect to the change in capital structure resulting from the reorganization completed in fiscal 2005. In that regard, changes in the number of shares of common stock outstanding should reflect the equivalent number of shares of common stock issued in the reorganization. Please also disclose the method of accounting for the reorganization in Note 1 as required by paragraph D18 of SFAS 141. In that regard, it appears that the assets and liabilities of the commonly controlled companies should have been recognized at their carrying amounts. In addition, please revise your disclosures in Notes 1 and 14 to clarify that the change in capital structure as a result of the reorganization was retroactively reflected in the combined financial statements.

Consolidated Statement of Cash Flows, page F-27

44. Please tell us why you reflect dividend income as an adjustment to reconcile net income to net cash used in operating activities and as a cash inflow from investing activities. It appears that dividend income should be classified as cash flows from operating activities. Refer to SFAS 95.

45. We note that you present bank overdrafts as cash and cash equivalents. It appears that you should classify changes in bank overdrafts as cash flows from financing activities so

that the statement reflects cash and cash equivalents as reported in your balance sheets. Refer to paragraph 7 of SFAS 95. Please revise or tell us the basis in GAAP for your presentation.

Note 3. Summary of Significant Accounting Policies, page F-30

46. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the administrative and other operating expenses line item. Specifically address whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales please disclose the line items that these excluded costs are included in and the amounts included in each line item for each period presented. If applicable, please disclose in management's discussion and analysis of financial position and results of operations that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as administrative and other operating expenses.

47. Please tell us the amounts of your reserve for sales returns and allowances and for doubtful accounts receivable, and related provisions, for each year presented. If material please disclose the information prescribed by Rule 12-09 of Regulation S-X in Schedule II –Valuation and Qualifying Accounts or in the notes to the financial statements. See Rule 5-04 of Regulation S-X.

48. Please disclose the terms and weighted average interest rate of short-term bank loans and notes payable as of each balance sheet date presented. Additionally, please disclose the amount and terms of any unused lines of credit. Refer to Rule 5-02(19) of Regulation S-X.

(h) Inventories, page F-32

49. Please disclose the types of costs capitalized in inventories and charged to cost of sales. Please refer to paragraph 6(b) of Rule 5-02 of Regulation S-X and APB 22.

(o) Revenue Recognition, page F-34

50. We note from your disclosure on pages 24 and 33 that you provide a variety of value-added services, including automated inventory management services, integration, design and development, management and extended and post-sale support services. Please provide us with a description of the arrangements you enter into with your customers and how you assessed whether the arrangements contain multiple deliverables that should be accounted for a one unit of accounting or divided into separate units of accounting under EITF 00-21. Arrangements with materially different terms should be discussed separately. In your response, please include a detailed evaluation of the criteria in

paragraph 9 with respect to delivered items, a description of the specific objective and reliable evidence supporting the fair value of delivered items based on the guidance in paragraph 16 and your methodology for allocating the total arrangement consideration to the deliverables, including your application of paragraphs 12 and 14.

51. Please tell us the amount of revenues related to value added services recognized for each year presented. Please note that income, and related costs and expenses, from each of the classes described in Rule 5-03(b) of Regulation S-X exceeding 10 percent of total revenues should be separately stated in your statements of income. Please advise or revise your disclosure as appropriate.

Note 7. Intangible Assets, page F-39

52. Please disclose the gross carrying amount and accumulated amortization in total and by class for each period presented. Please also disclose estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to paragraph 45 of SFAS 142.

Note 10. Held-To-Maturity Investments, page F-39

53. Please disclose the fair value and unrecognized holding gain or loss of the investment. Refer to paragraph 19 of SFAS 115.

Note 16. Other income, page F-42

54. Please tell us your basis in GAAP for classifying commission income, license fee of intangible assets and services fee income as non-operating income as opposed to classifying such items as net sales and revenues.

Note 17. Income Taxes, page F-42

55. Please tell us why you have not recognized deferred tax assets and liabilities and related deferred income tax expense or benefits as stated in your accounting policy on page F-35.

Note 20. Business Segments, page F-44

56. Please disclose net sales from external customers attributed to Hong Kong and China as well as net sales attributed to all other foreign countries in total. If net sales from external customers attributed to an individual foreign country are material, those net sales should be disclosed separately. Additionally, please disclose your basis for attributing net sales from external customers to individual countries. Refer to paragraph 38 of SFAS 131.

57. Please disclose the amount of depreciation and amortization expense and total expenditures for additions to long-lived assets by segment to the extent reviewed or provided to your chief operating decision maker. See paragraphs 27 and 28 of SFAS 131. Please also disclose information about major customers in accordance with paragraph 39 of SFAS 131.

Signatures

58. The registration statement must also be signed by the principal accounting officer or controller.

Use of Proceeds [Alternate Page]

59. Please revise to discuss the amount you could receive and your intentions with respect to the use of proceeds resulting from the conversion of Series A Convertible Preferred Stock.

Selling Stockholders [Alternate Page]

60. We note your indication on the alternate cover page that certain selling stockholders are deemed to be underwriters under the Securities Act of 1933 because they acquired their shares while you were a "blank check" shell company. Please revise this discussion to specifically identify such shareholders as underwriters.

61. We note that you are registering the re-sale of an aggregate of 1,550,388 of shares by one selling stockholder, Kam Yuen. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, this re-sale transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise to identify this selling shareholder as an underwriter and include the price at which the underwriter will sell the common stock.

If you disagree with our analysis, please advise the staff of the company's basis for determining that this aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The date on which and the manner in which the selling shareholder received the shares and/or the overlying securities;

- The relationship of the selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among all of the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible preferred stock upon conversion; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Exhibit Index, page II-9

62. Please file your underwriting agreement and legality opinion in your next amendment. When you file your legality opinion, please advise us as to how you will address that the common stock, when issued, will be "fully paid" given that a portion of the consideration for the Series A Convertible Preferred Stock that is convertible into such common stock is represented by a subscription receivable.

Form 8-K Filed January 23, 2007

63. Please address the comments above as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Contractual Obligations, page 26

64. Please tell us and disclose the nature of the contractual obligations set forth in the table.

Pro Forma Financial Statements, page 105

65. Please revise to reflect the payment to the stockholders of the shell company and the private placement disclosed in the introductory paragraphs and to include explanatory notes to extent necessary to clearly explain the pro forma adjustments and the assumptions involved. Please also revise to present historical primary and fully diluted earnings per share data for SRKP 9, Inc. and primary and fully diluted pro forma earnings per share data on the face of the pro forma statement of operations together with the number of shares used to compute such per share data. The explanatory notes to the pro forma financial information should make the computations of pro forma earnings per share data transparent to investors.

Form 10-Q for Fiscal Quarter Ended September 30, 2006
Item 3. Controls and Procedures, page 7

66. We note that you indicate that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures "[w]ithin the 90 days prior to the filing date of this quarterly report." In future filings, please disclose the conclusions as of the end of the period covered by the report, pursuant to Item 307 of Regulation S-K.

67. We note that you state there were no significant changes in your internal controls that could significantly affect these controls and procedures. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose *any* change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31.1 and 31.2

68. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. For example, the term "quarterly report" should be replaced with "report" in paragraphs 2-4 and you should include the entire parenthetical that reads "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4.c). Please confirm that in future filings, your 302 certifications will use the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Anthony Watson, Staff Accountant at (202) 551-3318 or William Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ahn Q. Tran, Esq.
        Fax: (310) 552-5001